                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE TO/A
                               (AMENDMENT NO. 3)

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (FINAL AMENDMENT)
                                       AND
                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 33)

                  Consolidated Capital Institutional Properties
--------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer)

                        AIMCO Properties, L.P. -- Offeror
                  Apartment Investment and Management Company
                                 AIMCO-GP, Inc.
                             ConCap Equities, Inc.
--------------------------------------------------------------------------------
                     (Names of Filing Persons  -- Offerors)

                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Martha L. Long
                   Apartment Investment and Management Company
                                55 Beattie Place
                                 P.O. Box 1089
                        Greenville, South Carolina 29602
                                 (864) 239-1000
--------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

Transaction valuation*                                   Amount of filing fee
----------------------                                   --------------------
$ 15,186,218.12                                          $ 1,924.09

* For purposes of calculating the fee only. This amount assumes the purchase of 60,193.50 units of limited partnership interest of the subject partnership for $252.29 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $126.70 per million of the aggregate amount of cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,924.09                 Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO/13E-3       Date Filed: November 8, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[X] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS:  AIMCO PROPERTIES, L.P.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
         84-1275721

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
         (a)   [ ]
         (b)   [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         WC

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER
                  --

         8.       SHARED VOTING POWER
                  145,195.6 Units

         9.       SOLE DISPOSITIVE POWER
                  --

         10.      SHARED DISPOSITIVE POWER
                  145,195.6 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         145,195.6 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 72.9%

14.      TYPE OF REPORTING PERSON
         PN

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS:  AIMCO-GP, INC.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
         (a)   [ ]
         (b)   [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER
                  --

         8.       SHARED VOTING POWER
                  145,195.6 Units

         9.       SOLE DISPOSITIVE POWER
                  --

         10.      SHARED DISPOSITIVE POWER
                  145,195.6 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         145,195.6 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 72.9%

14.      TYPE OF REPORTING PERSON
         CO

CUSIP No.   NONE

1. NAME OF REPORTING PERSONS: APARTMENT INVESTMENT AND MANAGEMENT COMPANY S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
         84-1259577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
         (a)   [ ]
         (b)   [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER
                  --

         8.       SHARED VOTING POWER
                  145,195.6 Units

         9.       SOLE DISPOSITIVE POWER
                  --

         10.      SHARED DISPOSITIVE POWER
                  145,195.6 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         145,195.6 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 72.9%

14.      TYPE OF REPORTING PERSON
         CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS:  AIMCO IPLP, L.P.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
         (a)   [ ]
         (b)   [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER
                  --

         8.       SHARED VOTING POWER
                  90,770.5 Units

         9.       SOLE DISPOSITIVE POWER
                  --

         10.      SHARED DISPOSITIVE POWER
                  90,770.5 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         90,770.5 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 45.6%

14.      TYPE OF REPORTING PERSON
         PN

CUSIP No.   NONE

1.    NAME OF REPORTING PERSONS:  AIMCO/IPT, INC.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
      (a)     [ ]
      (b)     [X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      Not Applicable

5.    (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e))    [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7.    SOLE VOTING POWER
             --

      8.    SHARED VOTING POWER
            90,770.5 Units

      9.    SOLE DISPOSITIVE POWER
             --

      10.   SHARED DISPOSITIVE POWER
            90,770.5 Units

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      90,770.5 Units

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 45.6%

14.   TYPE OF REPORTING PERSON
      CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS:  COOPER RIVER PROPERTIES, L.L.C.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
         (a)   [ ]
         (b)   [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER
                  --

         8.       SHARED VOTING POWER
                  11,365.6 Units

         9.       SOLE DISPOSITIVE POWER
                  --

         10.      SHARED DISPOSITIVE POWER
                  11,365.6 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,365.6 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 5.7%

14.      TYPE OF REPORTING PERSON
         OO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS:  REEDY RIVER PROPERTIES, L.L.C.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
         (a)   [ ]
         (b)   [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER
                  --

         8.       SHARED VOTING POWER
                  28,832.5 Units

         9.       SOLE DISPOSITIVE POWER
                  --

         10.      SHARED DISPOSITIVE POWER
                  28,832.5 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         28,832.5 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 14.5%

14.      TYPE OF REPORTING PERSON
         OO

        AMENDMENT NO. 3 TO SCHEDULE TO/AMENDMENT NO. 33 TO SCHEDULE 13D

                  This Statement constitutes (a) Amendment No. 3 to the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO, as amended by Amendment No. 1 and Amendment No. 2 thereto (the "Schedule TO"), filed by AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment Investment and Management Company and ConCap Equities, Inc. relating to the offer by AIMCO Properties, L.P. to purchase units of limited partnership interest ("Units") of Consolidated Capital Institutional Properties, a California limited partnership (the "Partnership"), at a price of $252.29 per unit in cash, subject to the conditions set forth in the Litigation Settlement Offer dated November 8, 2004, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"); and (b) Amendment No. 33 to the Schedule 13D filed by AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment Investment and Management Company, AIMCO IPLP, L.P., AIMCO/IPT, Inc., Cooper River Properties, L.L.C. and Reedy River Properties, L.L.C. (the "Schedule 13D"). Copies of the Litigation Settlement Offer and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Litigation Settlement Offer.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 8 of the Schedule TO is amended and supplemented as follows:

         At midnight, New York City time, on December 28, 2004, the Offer expired pursuant to its terms. A total of 6,345.9 Units, representing approximately 3.19% of the outstanding Units, were validly tendered and not withdrawn pursuant to the Offer. AIMCO Properties, L.P. has accepted for payment all of those Units.

                                    SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


Date:  January 10, 2005
                                            AIMCO PROPERTIES, L.P.

                                            By:  AIMCO-GP, INC.
                                                 Its General Partner


                                            By:  /s/ Martha L. Long
                                                 -------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                            APARTMENT INVESTMENT AND
                                            MANAGEMENT COMPANY


                                            By:  /s/ Martha L. Long
                                                 -------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                            AIMCO-GP, INC.


                                            By:  /s/ Martha L. Long
                                                 -------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                            CONCAP EQUITIES, INC.


                                            By:  /s/ Martha L. Long
                                                 -------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                            AIMCO IPLP, L.P.

                                            By:  AIMCO/IPT, INC.
                                                 Its General Partner

                                            By:  /s/ Martha L. Long
                                                 -------------------------------
                                                 Martha L. Long
                                                 Senior Vice President

                                            AIMCO/IPT, INC.

                                            By:  /s/ Martha L. Long
                                                 -------------------------------
                                                 Martha L. Long
                                                 Senior Vice President

                                            COOPER RIVER PROPERTIES, L.L.C.

                                            By:  /s/ Martha L. Long
                                                 -------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                            REEDY RIVER PROPERTIES, L.L.C.


                                            By:  /s/ Martha L. Long
                                                 -------------------------------
                                                 Martha L. Long
                                                 Senior Vice President